Omnibus Amendment to Service Agreements by and between Ariel Capital
Management, LLC and State Street Bank and Trust Company

This omnibus amendment (the "Amendment") is made as of the day of May, 2005 by and between Ariel Capital Management, LLC (the "Administrator"), administrator of Ariel Investment Trust (the "Trust"), and State Street Bank and Trust Company ("State Street") to those certain service agreements listed on the attached Appendix A (collectively, the "Agreements").

RECITALS

A.	State Street provides certain sub-administrative and fund sub-accounting services relating to the Trust to the Administrator pursuant to the Agreements.

B.
In connection with State Street's provision of its services to the Administrator, there will be disclosure of certain nonpublic personal information about the Trust's shareholders, including such information finished by, received, or obtained from custodians of assets in accounts managed by the Administrator ("nonpublic personal information").

AGREEMENT

Pursuant to and subject to the terms of the Agreements, the Administrator and State Street agree as follows:

1.
State Street has implemented a program reasonably designed to restrict access to nonpublic personal information about the Trust's shareholders to those employees and other persons providing services in respect to the Trust who are necessary to perform such services.

2.
State Street shall prohibit its employees, and, to the extent they receive nonpublic personal information about the Trust's shareholders, its agents and other service providers, from using or disclosing the nonpublic personal information about the Trust's shareholders for any purpose other than as required to perform its services for the Administrator or Trust.

3.
State Street has implemented a program reasonably designed to maintain the security and confidentiality of the nonpublic personal information about the Trust's shareholders pursuant to applicable federal law.

4.
The foregoing shall not be applicable to (1) any disclosure that is: (i) for the purposes set forth in or contemplated by the Agreements or any other service agreements between State Street and the Administrator and/or Trust, or (ii) at the direction of the Administrator, or the Trust or any other of its investment advisors/managers or administrators, or (2) any information that is: (i) publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, or that is independently derived by any party hereto without the use of any information provided by the other party hereto in connection with this Agreement, (ii) aggregated, without reference to the Trust, in whole or in part, with other client information for the State Street's own marketing, reporting or other purposes, or (iii) required in any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or by operation of law or regulation.

AIT 000794

IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and behalf by its duly authorized representative(s) as of the date set forth above.

AIT 000795

APPENDIX A

1. Sub-Administration Agreement by and between Ariel Capital Management, Inc. and State Street Bank and Trust Company, assignee of Investors Fiduciary Trust Company, dated as of December 1, 2003, as amended.

2. Investment Accounting Agreement by and between Ariel Capital Management, Inc. and State Street Bank and Trust Company, assignee of Investors Fiduciary Trust Company, dated as of August 19, 1994.

AIT 000796